Execution Copy
Exhibit 2.2
PURCHASE AND SALE AGREEMENT
BETWEEN
KAISER–FRANCIS OIL COMPANY
(SELLER)
AND
LINN ENERGY MID-CONTINENT HOLDINGS, LLC
(BUYER)
JULY 21, 2006

TABLE OF CONTENTS

ARTICLE 1. DEFINITIONS		1
1.1	Definitions	1
ARTICLE 2. PURCHASE AND SALE		5
2.1	Purchase and Sale	5
2.2	Transfer of Ownership	5
ARTICLE 3. PURCHASE PRICE		5
3.1	Purchase Price	5
3.2	Deposit	5
3.3	Manner of Payment of Purchase Price	5
3.4	Adjustments to Purchase Price	5
ARTICLE 4. ASSUMPTION OF OBLIGATIONS; INDEMNITIES; COVENANTS		7
4.1	Buyer	7
4.2	Seller	7
4.3	Environmental Matters.	8
4.4	Title Matters	8
4.5	Casualty Loss	9
4.6	Limitations on Certain Claims and Purchase Price Adjustments	9
4.7	Due Diligence	10
4.8	Defense of Claims	10
4.9	WAIVER OF CERTAIN DAMAGES	10
4.10	Operation of the Properties	10
4.11	Assumption of Operations	11
4.12	Financial Statements and Financial Records	12
4.13	Certain Actions After Closing.	12
4.14	Non-Competition	13
ARTICLE 5. SELLER’S REPRESENTATIONS AND WARRANTIES		14
5.1	Existence	14
5.2	Authorization	14
5.3	No Conflicts	14
5.4	Default	14
5.5	Bankruptcy	14
5.6	Regulatory Violation	15
5.7	Litigation	15
5.8	Unrecorded Documents	15
5.9	Taxes	15
5.10	Leases	15
5.11	Suspense	15
5.12	Imbalances	15
5.13	Tax Partnerships	16
5.14	Preferential Rights	16
5.15	Tax Returns	16
5.16	Expenses Paid	16
5.17	AFEs	16
5.18	Equipment Compliance	16
5.19	Environmental Consents	16
5.20	Licenses	16
5.21	Special Warranty of Title	16

5.22	Payments for Production	17
5.23	Marketing Contracts	17
5.24	5.24 Contracts	17
5.25	Plugging and Abandonment	17
5.26	Brokers’ Fees	17
5.27	Cash on Hand	17
ARTICLE 6. BUYER’S REPRESENTATIONS AND WARRANTIES		17
6.1	Existence	17
6.2	Authorization	17
6.3	No Conflicts	17
6.4	Default	18
6.5	Brokers’ Fees	18
6.6	Licenses	18
6.7	SEC Disclosure	18
6.8	Cash on Hand	18
ARTICLE 7. BUYER’S CONDITIONS PRECEDENT		18
7.1	Conditions Precedent to Obligations of Buyer	18
7.2	Third Party Consents	19
ARTICLE 8. SELLER’S CONDITIONS PRECEDENT		19
8.1	Conditions Precedent to Obligations of Seller	19
ARTICLE 9. RIGHT OF TERMINATION		19
9.1	Termination	19
9.2	Rights Upon Termination	19
9.3	Liabilities Upon Termination	20
ARTICLE 10. TRANSACTIONS AT AND AFTER CLOSING		20
10.1	Closing Documents	20
10.2	Time and Place of Closing	20
10.3	Closing Obligations	20
10.4	Further Assurances.	21
10.5	Post–Closing Adjustments	21
10.6	. Files and Records	21
10.7	Confidentiality	22
ARTICLE 11. MISCELLANEOUS		22
11.1	Notices	22
11.2	Counterparts	22
11.3	Expenses	22
11.4	Article Headings	22
11.5	Amendment	22
11.6	Gender	23
11.7	Entire Agreement	23
11.8	Successors and Assigns	23
11.9	Limitations; Survivability.	23
11.10	Severability	23
11.11	Governing Law	24
11.12	Deceptive Trade Practices Waiver	24
11.13	Press Releases	24
11.14	Occasional and Bulk Sales Law	24

EXHIBITS AND SCHEDULES

Exhibit “A”	Description of Leases, Wells and Interests Being Conveyed
Exhibit “B”	Assignment, Bill of Sale and Conveyance
Exhibit “C”	Allocation of Values
Exhibit “D”	Form of Non-Foreign Affidavit

Disclosure Schedules:
Schedule 5.3	Conflicts
Schedule 5.7	Litigation
Schedule 5.12	Gas Imbalances
Schedule 5.13	Tax Partnerships
Schedule 5.14	Preferential Rights
Schedule 5.17	AFEs
Schedule 5.23	Marketing Contracts

PURCHASE AND SALE AGREEMENT
     THIS AGREEMENT (this “Agreement”) is made and entered into as of this 21st day of July, 2006, between KAISER–FRANCIS OIL COMPANY, a Delaware corporation (“Seller”), and LINN ENERGY MID-CONTINENT HOLDINGS, LLC, a Delaware limited liability company (“Buyer”).
RECITALS:
     WHEREAS, Seller desires to sell and assign to Buyer, and Buyer desires to purchase from Seller, all of Seller’s right, title and interest in and to certain oil and gas properties and related assets as more particularly described herein upon the terms and conditions and for the consideration hereinafter set forth.
     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the benefits to be derived by each party hereunder, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer agree as follows:
ARTICLE 1. DEFINITIONS
     1.1 Definitions. For purposes of this Agreement, the following terms, in addition to the other capitalized terms used in this Agreement which are defined elsewhere herein, shall have the meanings set forth below.
     “AFE” – means an Authority for Expenditure in the form customarily used in the oil and gas industry setting forth the estimated costs of drilling, testing, logging and completing an oil or gas well or the estimated costs of another operation in respect of an oil or gas well.
     “Affiliated Company” – means, when used with respect to a party, any entity that directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the specified Party; provided, however, that none of BOK Financial Corporation (“BOKF”) or any entity that is controlled, directly or indirectly, by BOKF shall be considered an Affiliated Company of Seller (or of any of Seller’s Affiliated Companies). For purposes of this definition, “control” shall mean ownership of more than fifty percent (50%) of either the outstanding voting stock of the controlled entity, as to corporations, or other ownership interests which carry with them the right to direct the policies and management of the subject entity, as to non-corporate entities.
     “Basic Documents” – Leases; joint operating agreements; oil, gas, liquids, casinghead gas and condensate purchase, sales, processing, gathering, treatment, compression, and transportation agreements; farmout or farmin agreements; joint ventures; dry hole, bottom hole, acreage contribution, purchase and acquisition agreements; area of mutual interest agreements; unitization, pooling and communitization agreements; servicing contracts, easement and right–of–way agreements; easements, rights–of–way, permits, licenses, servitudes, surface leases, saltwater disposal agreements, or other interests appertaining to the Leases and all other executory contracts and agreements; insofar as the foregoing relate directly to the Properties or under which the Properties are subject or bound.
     “Closing” – The consummation of the purchase and sale transaction contemplated by this Agreement as provided in Article 10.2.
     “Closing Date” – on or before August 15, 2006. “Closing Documents” – means the documents referred to in Articles 10.3(a), 10.3(d), 10.3(e), 10.3(f) and 10.3(g).

     “Defensible Title” – As to the Properties, such title held by Seller that, subject to and except for the Permitted Encumbrances:
     (a) Entitles Seller to receive, as of the Effective Time, not less than the “Net Revenue Interest” set forth in Exhibit “A” of all oil, gas and associated liquid and gaseous hydrocarbons produced, saved and marketed from the Properties;
     (b) Obligates Seller to bear, as of the Effective Time, costs and expenses relating to the maintenance, development, ownership and operation of wells located on or attributable to the Properties in an amount not greater than the “Working Interest” set forth in Exhibit “A” (unless there is a proportionate increase in Seller’s Net Revenue Interest); and
     (c) Is free and clear of encumbrances, liens, defects, and any impediment (other than Permitted Encumbrances) that would impair Seller’s right to receive the revenues attributable to Seller’s Net Revenue Interest and such impairment would be considered unacceptable by a reasonable and prudent person engaged in the business of owning, developing and operating oil and gas properties with knowledge of all of the facts and appreciation of their legal significance.
     “Effective Time” – The first day of the month following the Closing at 7:00 a.m., local time where the respective Properties are located.
     “Environmental Laws” – Any and all federal, state and local laws, statutes, regulations, rules, orders, ordinances, permits, judicial decisions or determinations of any governmental authority pertaining to health, the environment, wildlife, or natural resources in effect in any and all jurisdictions in which the Properties are located, including, without limitation, the Clean Air Act, as amended, the Federal Water Pollution Control Act, as amended, the Safe Drinking Water Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), as amended, the Superfund Amendments and Reauthorization Act (“SARA”), as amended, the Resource Conservation and Recovery Act (“RCRA”), as amended, the Hazardous and Solid Waste Amendments Act of 1984 (“HSWA”), as amended, the Toxic Substances Control Act (“TSCA”), as amended, the Occupational Health and Safety Act (“OSHA”), as amended, and the Hazardous Materials Transportation Act, as amended, in effect on the Closing Date.
     “Knowledge”; “aware” – The actual knowledge, after reasonable inquiry, of any officer or manager of such entity in charge of a discrete business area or function having responsibility for the referenced matter. A party will be “aware” of a matter of which it has knowledge.
     “Lease” or “Leases” – Those oil, gas and mineral leases listed and described on Exhibit “A” and the lands covered thereby and any amendments and ratifications thereof, subject to the reservations of Seller set forth in the definition of Properties.
     “Material Adverse Change” or “Material Adverse Effect” – means any circumstance, change or effect which (i) has had or could reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of the Properties, taken as a whole, (ii) prevents a party from completing the transaction contemplated herein or performing its obligations hereunder or (iii) would materially and adversely impact Buyer’s ability to own and operate the Properties in substantially the same manner as owned and operated by Seller as of the date hereof, except to the extent resulting from or arising in connection with (a) changes or conditions affecting the natural gas exploration and production industry generally (including, without limitation, changes in world, national or regional market prices for oil, gas, condensate, natural gas liquids or electricity, or any suspension of or limitations in world, national or regional markets for these commodities), (b) changes in economic, regulatory or political conditions generally, (c) changes in laws, or (d) depletion of oil, condensate or natural gas reserves in the ordinary course of business and consistent with past practice.
     “Permitted Encumbrances” – Any or all of the following:
     (a) Encumbrances that arise under operating agreements to secure payment of amounts not yet delinquent and are of a type and nature customary in the oil and gas industry;
     (b) Encumbrances that arise as a result of pooling and unitization agreements, declarations, orders, or laws to secure payment of amounts not yet delinquent;
     (c) Encumbrances securing payments to mechanics and materialmen and payment of taxes or assessments that are, in either case, not yet delinquent or, if delinquent, are being contested in good faith in the normal course of business;
     (d) Lessor’s royalties, overriding royalties, division orders, reversionary interests and other similar burdens that do not operate to reduce the Net Revenue Interest of Seller in and to the Properties to less than the amount set forth in Exhibit “A” or increase the Working Interest of Seller in and to the Properties to greater than the amount set forth in Exhibit “A” (without a corresponding increase in the Net Revenue Interest);
     (e) Easements, rights–of–way, servitudes, permits, surface leases, surface use restrictions and other surface uses and impediments on, over or in respect of any of the Properties that, as of the Effective Time, appear of record in the public records of the county wherein the Properties are located, provided that they do not interfere materially with the ownership, operation, value, or use of the Property affected,
     (f) Rights reserved to or vested in any municipality or governmental, tribal, statutory, or public authority to control or regulate any of the Properties in any manner, and all applicable laws, rules, and orders of any municipality or governmental or tribal authority,
     (g) Sales contracts for oil, gas or associated liquid or gaseous hydrocarbons that may be canceled with 60 days notice,
     (h) Preferential rights to purchase and required third party consents to assignments to the extent set forth in Schedules 5.3 and 5.14 with respect to which (a) waivers or consents are obtained from the appropriate parties, or (b) required notices have been given to the holders of such rights and the appropriate time period for asserting such rights has expired without an exercise of such rights,
     (i) All rights to consent by, required notices to, filings with, or other actions by governmental agencies in connection with the sale or conveyance of oil and gas leases or interests therein or sale of production therefrom, if the same are customarily obtained subsequent to such sale or conveyance, and
     (j) Any Title Defects waived by Buyer pursuant to the terms of this Agreement.
     “Property” or “Properties” – All of Seller’s right, title and interest in, to and under the lands, leases and wells described on Exhibit “A,” including all of Seller’s leasehold interests, operating rights, overriding royalty interests, reversionary interests, net profits interests, and any other similar or dissimilar interest in the lands, leases and wells, together with rights in any pooled or unitized acreage by virtue of any lands covered by the Leases being a part thereof, including, but not limited to, all of Seller’s right, title and interest in, to, under and derived from:
     (a) The oil, gas and mineral leases and the royalty or mineral deeds described in Exhibit “A” attached hereto (the “Leases”), together with corresponding interests in and to all the property and rights incident thereto, including all rights in any pooled or unitized acreage by virtue of the Leases being a part thereof, all production from the pool or unit allocated to any such Leases, and all interests in any wells within the pool or unit associated with the Leases;
     (b) The equipment and other personal and mixed property, improvements, easements, rights–of–way, permits, licenses, servitudes and any other estates situated in or upon, or used or useful, or held for future use in connection with the exploration, development and production of oil, gas and other minerals, sulfur, associated gas from any of the Leases or the treatment, storage or transportation of such substances therefrom, including wells, casing, tubing, derricks, tanks, batteries, boilers, separators, rods, pumps, flow lines, water lines, gas lines, buildings, fixtures, machinery, gas gathering or processing systems or pipelines, power lines, telephone and telegraph lines, and all other fixtures and improvements, currently located on the Leases or lands pooled therewith or located thereon as of the Effective Time;
     (c) Seller’s rights and obligations resulting or derived from all Basic Documents;
     (d) All easements, rights–of–way, licenses, authorizations, permits, and similar rights and interests applicable to, or used or useful in connection with, any or all of the above–described interests;
     (e) All Records; and
     (f) All oil, gas and associated liquid and gaseous hydrocarbons stored upon or produced from the Leases after the Effective Time;
it being the intent hereof to convey to Buyer all of Seller’s interest right, title and interest in, to and under the Properties listed in Exhibit “A,” whether the Exhibit “A” omits or incorrectly limits or incompletely describes the lands or wells or Seller’s interests therein.
     Notwithstanding anything to the contrary herein, Seller reserves and excepts all of its right, title and interest in and to all Leases, Basic Documents, Records and other interests covered by this Agreement insofar as the same directly relate to lands covered by the Leases to the extent located outside of the geographic boundaries of the designated pooled units described in Exhibit “A” and further Seller reserves all of its rights, title and interest in any royalty interest or mineral interest unless said interest is specifically described in Exhibit “A” hereto.
     “Records” – With the exception of Seller’s financial and general tax records, such term shall include all lease files, land files, well files, gas and oil sales contract files, gas processing files, copies of accounting records and information directly relating to production from and expenses attributable to the Properties which are reasonably requested by Buyer, abstracts, title opinions, well logs, cores, production data, and all other similar books, files and records, information, and data (including engineering and geological data, and geophysical data), and all rights thereto, of Seller insofar as the same are directly related to any of the Properties, to the extent the transfer thereof is not prohibited by existing contractual obligations with third parties (Seller shall notify Buyer and provide copies of any such existing contractual obligations). Seller shall retain the originals of any records that pertain to both lands included within the Properties and lands reserved by Seller. In such case Buyer shall receive copies of the affected

Records. Prior to closing, Seller may copy any portion of the original Records that it wishes to retain. Buyer shall retain the originals of Records for a period of not less than seven (7) years after the Closing. Seller makes no representation as to the accuracy or completeness of any of the Records and Buyer’s reliance thereon is at its own risk.
     “Restricted Area” — The geographic area directly related to the Properties, except that it shall not include (i) any lands, leases and wells retained by Seller, (ii) lands, leases and wells located more than one (1) mile from the Properties’ existing wellbores or (iii) lands, leases and wells located within one (1) mile of the Properties’ existing wellbores that do not directly offset the reserves of the Properties’ existing wellbores.
     “SEC” – United States Securities and Exchange Commission.
     “Title Defect” – Any encumbrance, encroachment, irregularity, defect in, or objection to Seller’s title to the Properties (excluding Permitted Encumbrances), that alone or in combination with other defects renders Seller’s title to the Properties or part thereof less than Defensible Title.
ARTICLE 2. PURCHASE AND SALE
     2.1 Purchase and Sale. Subject to the terms of this Agreement, Seller agrees to sell and Buyer agrees to purchase from Seller at the Closing, but effective as of the Effective Time, all of Seller’s right, title and interest in and to the Properties.
     2.2 Transfer of Ownership. At the Closing, ownership of all production attributable to the Properties conveyed to Buyer shall pass as of the Effective Time and all other attributes of ownership shall pass as of the Closing Date, subject to the adjustments to the Purchase Price provided below.
ARTICLE 3. PURCHASE PRICE
     3.1 Purchase Price. The purchase price payable by Buyer to Seller for the Properties shall be One Hundred Twenty-Five Million Dollars ($125,000,000) (“Purchase Price”), subject to adjustment in accordance with Article 3.4 below.
     3.2 Deposit. On the first business day following the execution of this Agreement, Buyer shall tender to Seller by wire transfer or certified check Seven Million Five Hundred Thousand Dollars ($7,500,000) as a performance deposit (the “Deposit”). If the Closing occurs, the Deposit shall be retained by Seller and credited against the Purchase Price.
     3.3 Manner of Payment of Purchase Price. The Purchase Price, as adjusted pursuant to Article 3.4, shall be paid at the Closing by Buyer to Seller or its designee(s) by wire transfer of immediately available funds or by such other method as may be agreed to by the parties hereto.
     3.4 Adjustments to Purchase Price. The Purchase Price shall be adjusted at the Closing Date and at the Final Settlement Date (as hereinafter defined) as follows:
     (a) The Purchase Price shall be adjusted upward by the following:
(i)	The value of all merchantable allowable oil or other liquids in storage owned by Seller above the pipeline connection at the Effective Time, and not previously sold by Seller, that is credited to the Properties, such value to be the contract price, or if no contract is in effect, the actual sales price, less taxes or gravity adjustments deducted by the purchaser of such oil or other liquids;

(ii)	The amount of all expenditures made in compliance with this Agreement (including royalties, rentals and other charges and expenses billed under applicable operating agreements, or in the absence of an operating agreement, expenses of the sort customarily billed under such agreements) with respect to the Properties which relate to the period after the Effective Time and are paid by or on behalf of Seller in connection with the operation and development of the Properties after the Effective Time except for those amounts subject to the Capital Cost Agreement by and between Buyer and Seller dated as of June 23, 2006;

(iii)	An amount equal to all prepaid expenses made in compliance with this Agreement attributable to the Properties that are paid by or on behalf of Seller that are, in accordance with generally accepted accounting principles, attributable to the period after the Effective Time including, without limitation, prepaid utility charges, prepaid ad valorem, property, production, severance and similar taxes (but not including income taxes) based upon or measured by the ownership of property or the production of hydrocarbons or the receipt of proceeds therefrom; and

(iv)	Any other amount required under this Agreement or otherwise agreed upon by Buyer and Seller.
     (b) The Purchase Price shall be adjusted downward by the following:
(i)	The amount of all proceeds actually received or accrued and receivable by or on behalf of Seller attributable to production from the Properties after the Effective Time;

(ii)	An amount equal to all unpaid ad valorem, property, production, severance, and similar taxes and assessments (but not including income taxes) based upon or measured by the ownership of the Properties or the production of hydrocarbons or the receipt of proceeds therefrom accruing to the Properties in accordance with generally accepted accounting principles prior to the Effective Time, which amount shall, to the extent not actually assessed, be computed based upon such taxes and assessments for the preceding calendar year or, if such taxes or assessments are assessed on other than a calendar year basis, for the tax related year last ended (collectively, the “Seller Tax Obligations”); and

(iii)	Any other amounts required under this Agreement or otherwise agreed upon by Buyer and Seller.

     (c) The Purchase Price shall be adjusted upward or downward as appropriate by the following:
(i)	If the Seller or Buyer determines that an additional gas imbalance exists as to Seller’s net revenue interest in the Properties as of the Effective Time other than as disclosed on Schedule 5.13, then the Purchase Price will be adjusted upwards or downward as appropriate. Such adjustment shall be calculated by multiplying the amount of the volume difference by $1.75 per mcf. Adjustments discovered before Closing will be made at Closing, and adjustments discovered after Closing will be made on the Final Settlement Statement after which no further imbalance adjustments will be made.
ARTICLE 4. ASSUMPTION OF OBLIGATIONS; INDEMNITIES; COVENANTS
     4.1 Buyer. Buyer, as owner of the Properties acquired under the terms of this Agreement, shall, by the consummation of the transactions contemplated by this Agreement, obligate itself to assume and timely discharge all duties and obligations of the Seller as owner of the Properties and in connection with the Basic Documents provided by Seller to Buyer, and obligations under applicable local, state, or federal law relating to the Properties which accrue or arise from and after the Effective Time, except those arising out of any actions, suits, claims, or demands incurred or arising from acts or omissions of Seller as owner of the Properties or in connection with the Basic Documents prior to the Effective Time and those accruing or arising from a breach by Seller of any representation, warranty, covenant, or agreement contained herein. Except as otherwise provided herein, Buyer does hereby agree to defend, hold harmless, and indemnify Seller, its officers, directors, and stockholders, from all liabilities, damages, loss, cost, expense (including reasonable attorney’s fees and expenses), penalties and liabilities (i) arising out of any actions, suits, claims, or demands incurred as a result of or arising from acts or omissions of Buyer as owner of the Properties after the Effective Time or arising in any other manner from the ownership and operation of the Properties after the Effective Time, or (ii) resulting from or related to any representation or warranty of Buyer contained herein being untrue or any representation, warranty, agreement, or covenant of Buyer contained herein being breached.
     4.2 Seller. Except as otherwise provided in this Agreement (including without limitation in Article 4.3 below), Seller shall be responsible for any obligation, claim, demand, or cause of action related to the Properties which accrues or arises prior to the Effective Time, except those attributable to the negligent acts or omissions of Buyer prior to the Effective Time. Seller shall defend, hold harmless, and indemnify Buyer, its officers, directors, and shareholders from all liabilities, damages, loss, cost, expense (including reasonable attorney’s fees and expenses), penalties and liabilities (i) arising out of any actions, suits, claims, or demands incurred as a result of or arising from acts or omissions of Seller prior to the Effective Time or arising in any other manner from the ownership and operation of the Properties prior to the Effective Time, (ii) resulting from or relating to any representation or warranty of Seller contained herein being untrue or any representation, warranty, agreement, or covenant of Seller contained herein being breached, (iii) attributable or related to or arising out of any litigation, claims, or demands which may be instituted by Seller’s security holders, creditors, or employees arising out of or related to the transactions contemplated herein, and (iv) resulting from or relating to the Seller Tax Obligations to the extent that the Seller Tax Obligations are not taken into account as a Purchase Price adjustment pursuant to either Article 3.4(b) or Article 10.5.

     4.3 Environmental Matters.
     (a) Pre–Acquisition Review. Buyer shall have the right to perform an investigation of the environmental condition of the Properties (the “Pre–Acquisition Review”). To the extent Seller may do so as a non–operator, Seller agrees to grant to Buyer or its agents access to and the opportunity to inspect the Properties, interview employees, and review all of Seller’s Records relevant to the Properties for the purposes of detecting the presence of hazardous or toxic substances, pollutants or other contaminants, environmental hazards, naturally occurring radioactive material (NORM), and produced water or hydrocarbons contamination of the surface or subsurface. Buyer assumes all responsibility for and all risk of damage or injury that may occur to Buyer and its representatives in the course of its Pre-Acquisition Review of the Properties and in conducting the environmental assessment unless such damage or injury is the result of Seller’s gross negligence or willful misconduct. Buyer hereby releases Seller from any liability resulting in the course of its Pre-Acquisition Review and environmental assessment unless such damage or injury is the result of Seller’s gross negligence or willful misconduct. Buyer will defend, protect, indemnify, and hold Seller harmless from and against any and all losses, liabilities, claims, demands, and causes of action of every kind on account of personal injuries, illnesses, or death of persons or damage to or loss of property (including, but not limited to, damage to Seller’s property) resulting from the use of, occupancy of, visitation to the Properties by Buyer and its representatives unless such losses, liabilities, claims, demands or causes of action are the result of Seller’s gross negligence or willful misconduct. Buyer agrees to comply fully with all rules, regulations, and instructions issued by Seller regarding the actions of Buyer and its representatives while upon, entering, or leaving the premises of Seller’s property.
     (b) Review Results. If, as a result of the Pre–Acquisition Review, Buyer determines that the environmental condition of any portion of the Properties is unacceptable for Buyer’s purposes by reason of a condition resulting from a violation of an Environmental Law having occurred (an “Environmental Defect”), Buyer shall notify Seller of the Environmental Defect at least ten (10) days prior to the Closing Date. Buyer or Seller shall have the right to (i) allow Seller a mutually agreeable time to cure the Environmental Defect, (ii) terminate this Agreement, if the aggregate cost to remedy the Environmental Defects exceeds Thirty Million Dollars ($30,000,000), (iii) adjust the Purchase Price to reflect the estimated cost of remedying the Environmental Defect, or (iv) exclude the affected portion of the Properties and adjust the Purchase Price based on the Allocated Values shown on Exhibit “C.” If Seller notifies Buyer prior to Closing that it does not agree that the condition constitutes an Environmental Defect or that the Purchase Price reduction amount is incorrect, then the parties agree to negotiate in good faith to resolve such discrepancies.
     (c) Indemnification. Notwithstanding anything to the contrary contained herein, from and after the Closing, Buyer shall indemnify, defend, and hold harmless Seller against (A) any and all claims, costs, expenses, and liabilities attributable to damage to property, injury to or death of persons or other living things, natural resource damages, environmental remediation and restoration costs, or fines and penalties under Environmental Laws in existence now or in the future (collectively, “Claims”) resulting from or attributable to, in whole or in part, either directly or indirectly, Seller’s or Buyer’s ownership or the operation or condition of the Properties, whether accruing or occurring before on or after the Effective Time, and (B) Seller’s and Buyer’s obligations and responsibilities under CERCLA response costs incurred as a result of hazardous substances generated from the Properties before, on or after the Effective Time.
     4.4 Title Matters. Buyer shall have the right to conduct such title examination of the Properties as Buyer deems necessary or appropriate, and if Buyer determines that any Title Defect exists,

then Buyer may give Seller written notice, at least ten (10) days prior to the Closing Date, of any claimed Title Defect. Each such notice shall set forth (i) a description of the matter constituting the claimed Title Defect, and (ii) the Purchase Price reduction calculated by Buyer based on the Purchase Price allocation set forth on Exhibit “C” including a detailed description of the calculation thereof. Seller shall have the right, but not the obligation, to cure any claimed Title Defect on or before the Closing. If any Title Defect shall not be cured or objected to prior to Closing, Buyer may (i) waive such Title Defect, or (ii) reduce the Purchase Price by the amount set forth in the notice, and the Purchase Price shall be adjusted in accordance with Article 3.4. If Seller notifies Buyer prior to Closing that it does not agree that the matter that constitutes a Title Defect or that the Purchase Price reduction amount is incorrect, then the parties agree to negotiate in good faith to resolve such discrepancy.
     If, prior to the Closing Date, Seller determines that Seller’s net revenue interests in any of the Properties is greater than represented on Exhibit “A,” then Seller shall notify Buyer in writing and Seller shall be entitled to an upward adjustment in a mutually agreeable amount based upon the Allocated Value of the affected Property as shown on Exhibit “C.”
     If no Purchase Price adjustment, either upward or downward as appropriate, can be agreed upon after negotiating in good faith, then the affected Property shall be removed from the sale and Buyer shall receive a downward Purchase Price adjustment equal to the allocated value of the Property as shown on Exhibit “C.”
     4.5 Casualty Loss. Seller shall promptly notify Buyer of all instances of Casualty Loss (as defined below) or Condemnation (as defined below) that occur and become known to Seller between the date of this Agreement and Closing, if Seller determines that the Casualty Loss involves damage to the Properties in excess of $100,000. If, prior to the Closing, all or any portion of the Properties are damaged or destroyed by fire or other casualty (herein “Casualty Loss”), are taken in condemnation or under the right of eminent domain, or proceedings for such purposes are pending or threatened (herein “Condemnation”), Buyer may elect (i) to terminate this Agreement without liability or obligation to Seller if the aggregate amount any such Casualty Loss and Condemnation exceed Thirty Million Dollars ($30,000,000), (ii) to treat the Properties affected by such Casualty Loss or Condemnation as a Title Defect in accordance with Article 4.4, or (iii) to purchase such Properties notwithstanding any such Casualty Loss or Condemnation (without reduction of the Purchase Price therefore), in which case Seller shall, at the Closing, pay to Buyer all sums paid to Seller by third parties by reason of the Casualty Loss or Condemnation of such Properties to be assigned to Buyer and shall assign to Buyer all of the right, title and interest of Seller in and to any unpaid awards or other payments from third parties arising out of the Casualty Loss or Condemnation as to such Properties. Prior to Closing, Seller shall not voluntarily compromise, settle, or adjust any amounts payable by reason of any Casualty Loss or Condemnation as to such interest to be assigned to Buyer without first obtaining the written consent of Buyer.
     4.6 Limitations on Certain Claims and Purchase Price Adjustments. Buyer may not assert any claim arising out of, or seek to adjust the Purchase Price for, Casualty Loss or Condemnation, or Environmental Defects unless and until the aggregate amount of such claims shall exceed a threshold of One Million Two Hundred Fifty Thousand Dollars ($1,250,000), at which point the Purchase Price shall be adjusted by the aggregate amount of all such claims back to the first dollar. Buyer may not assert any claim arising out of, or seek to adjust the Purchase Price as a result of, Title Defects unless and until the aggregate amount of such claims shall exceed a threshold of Five Million Dollars ($5,000,000), at which point the full amount of such claims, the Purchase Price adjustments, or both, shall be for the aggregate amount of all such matters back to the first dollar. Notwithstanding the above, no claim or adjustment subject to this Article 4.6 shall be made or included for an individual Property unless the claim exceeds a threshold of $25,000. All claims not exceeding the individual threshold are considered waived.

     4.7 Due Diligence. Prior to Closing, Seller will make available the Records to Buyer and Buyer’s authorized representatives for examination. Prior to Closing, Buyer at its sole cost may copy any portion of the Records as Buyer may reasonably request. Seller shall permit Buyer and Buyer’s authorized representatives to consult with Seller’s employees during reasonable business hours and to conduct, at Buyer’s sole risk and expense, inspections and inventories of the Properties.
     4.8 Defense of Claims. If a claim arises for which either party intends to seek indemnity with respect thereto under this Agreement, such party (the “Claiming Party”) shall notify the other in writing (the “Indemnifying Party”) of such claim within 30 days of the date the Claiming Party becomes aware of such claim. The Indemnifying Party will promptly undertake, conduct and control, through counsel of its own choosing and at its own expense, the settlement or defense thereof, and the Claiming Party shall cooperate with the Indemnifying Party in connection therewith. The Indemnifying Party will keep the Claiming Party advised of the progress of the claim, shall consult with the Claiming Party prior to the settlement of any such claim, and will not settle any such claim that affects the Claiming Party or its interest in the Properties without its prior written consent. The Claiming Party’s counsel may be present in all proceedings and conferences at the Claiming Party’s expense. If the Indemnifying Party does not notify the Claiming Party in writing within 15 days after the receipt of the Claiming Party’s notice of a claim of indemnity hereunder that it will undertake the defense thereof, or otherwise fails to undertake such defense, then the Claiming Party shall have the right to contest, settle or compromise the claim, but shall not thereby waive any right to indemnity (including any costs and expenses incurred by such activities). The failure of any Indemnified Party to give prompt notice of a Claim as required by this Article 4.8 shall not relieve the Indemnifying Party of its obligations under this Agreement except to the extent such failure materially prejudices the Indemnifying Party’s ability to defend against the Claim Any obligation to indemnify under this Agreement carries with it the obligation to indemnify against associated attorney fees, court costs, costs of litigation and related fees and expenses.
     4.9 WAIVER OF CERTAIN DAMAGES. EACH PARTY IRREVOCABLY WAIVES AND AGREES NOT TO SEEK INDIRECT, CONSEQUENTIAL, PUNITIVE OR EXEMPLARY DAMAGES OF ANY KIND IN CONNECTION WITH ANY DISPUTE ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE BREACH HEREOF. FOR THE AVOIDANCE OF DOUBT, THIS ARTICLE 4.9 DOES NOT DIMINISH OR OTHERWISE AFFECT THE PARTIES’ RIGHTS AND OBLIGATIONS TO BE INDEMNIFIED AGAINST, AND PROVIDE INDEMNITY FOR, INDIRECT, CONSEQUENTIAL, PUNITIVE OR EXEMPLARY DAMAGES AWARDED TO ANY THIRD PARTY FOR WHICH INDEMNIFICATION IS PROVIDED IN THIS AGREEMENT.
     4.10 Operation of the Properties. Between the date of this Agreement and the Closing Date, Seller will conduct the business relating to the Properties only in a manner consistent with the past practices of Seller and in the ordinary course of the normal day-to-day operations of Seller (the “Ordinary Course of Business”). By way of example, and not as a limitation, during such period, Seller shall:
     (a) Maintain the Properties and operate the Properties or cause the Properties to be operated in the Ordinary Course of Business;
     (b) Pay or cause to be paid all bonuses and rentals, royalties, overriding royalties, shut-in royalties, and minimum royalties and development and operating expenses, current taxes and other payments incurred with respect to the Properties except royalties held in suspense as a result of title issues and that do not give any third party a right to cancel an interest in a Property and except for expenses being contested in good faith and for which adequate reserves have been provided;

     (c) Maintain the personal property comprising part of the Properties in at least as good a condition as it is on the date hereof, subject to ordinary wear and tear; and
     (d) Safeguard and maintain confidential all records of a nonpublic nature (including without limitation, if applicable, geological and geophysical data and maps and interpretations thereof) that relate to the Properties.
     Similarly, between the date of this Agreement and Closing, Seller will not, except in the Ordinary Course of Business:
     (a) Abandon any Property (except the abandonment of producing leases not capable of producing in paying quantities after the expiration of their primary terms and having secured consent to such abandonment from Buyer);
     (b) Enter into a contract or commitment for capital expenditures or the acquisition or construction of fixed assets for which Buyer shall have financial responsibility after Closing in an amount individually in excess of $100,000 without notice to Buyer, except in connection with situations believed in good faith by Seller to constitute an emergency (in which case Seller’s obligation is limited to notifying Buyer as soon as reasonably practicable of such emergency and obligations);
     (c) Terminate or materially amend or modify any Basic Document;
     (d) Waive any right of material value under any Basic Document or relating to the Properties;
     (e) Waive, compromise or settle any right or claim for an amount in excess of $250,000 or which may reasonably be expected to have an adverse effect on the value of the Properties as a whole in excess of $250,000;
     (f) Sell, lease, encumber or otherwise dispose of all or any portion of any Properties except sales of hydrocarbons in the Ordinary Course of Business;
     (g) Incur obligations with respect to the Properties, other than those referenced in paragraph (b) above, for which Buyer would be responsible after Closing, other than transactions not exceeding $100,000 individually which are incurred in the normal, usual and customary manner, of a nature and in an amount consistent with past practices employed by Seller with respect to the Properties, except in connection with situations believed in good faith by Seller to constitute an emergency (in which case Seller’s obligation is limited to notifying Buyer as soon as reasonably practicable of such emergency and obligations);
     (h) Enter into any new production sales, processing, gathering or transportation agreement with respect to the Properties not terminable at will without penalty by Buyer after Closing on sixty (60) days notice or less.
     4.11 Assumption of Operations. Subject to the terms of the Transition Services Agreement between Buyer and Seller, notwithstanding any provision in any operating or similar agreement which provides that the resignation or removal date of an operator shall not be effective for a stated period unless a successor operator assumes operations at an earlier date, in each case where Seller serves as the operator of a Property, as of the Closing Date, Buyer shall, subject to the terms of any applicable operating or similar agreement, assume such operations in place of such Seller or, until a resignation of such Seller, if one is necessary, shall become effective, Buyer shall act as operator on such Seller’s behalf.
     4.12 Financial Statements and Financial Records. Seller shall (a) make available to Buyer or Buyer’s representatives or agents (including representatives of Buyer’s independent public accountants) all historical accounting records in its possession related to the Properties, and (b) shall use its commercially reasonable best efforts to cooperate with Seller’s efforts to prepare, and obtain reports of independent public accountants with respect to, such financial statements as Buyer may be required, by the applicable rules and regulations of the SEC adopted under the Securities Act of 1933, as amended (the “1933 Act”), and the Securities Exchange Act of 1934, as amended (the “1934 Act”), to prepare and file with the SEC with respect to the Properties (the “SEC Financial Statements”), provided, however, that (i) Buyer’s preparation of the SEC Financial Statements may, under the rules of the SEC adopted pursuant to the 1933 Act and 1934 Act be completed by it after the Closing Date and therefore the preparation of the SEC Financial Statements is not a condition to the Closing of the transactions contemplated by this Agreement; and provided further that (ii) (a) Seller has not historically segregated the Properties from its other oil and gas assets for financial accounting purposes and has not historically prepared internal financial statements with respect to the Properties as a set of assets or operations distinct or segregated from its other operations or assets; (b) expenses associated with the Properties are, in the ordinary course of Seller’s operations, not allocated or tracked in all instances in a manner that, under generally accepted accounting principles, would be so allocated or tracked were the Properties being accounted for as a standalone entity or set of assets distinct from Seller’s oil and gas assets and operations taken as a whole, including without limitation both direct and indirect operating expenses, selling, general and administrative expenses, and capital expenses; and (c) Seller has not requested or obtained a review or audit by an independent public accountant of financial statements associated exclusively with the operation of the Properties, and accordingly Seller shall have no responsibility for the preparation, accuracy or timeliness of preparation by Buyer, its independent public accountants, or both, of the SEC Financial Statements, except to the extent specified in the portion of this sentence preceding the proviso.
     If requested, then Seller shall execute and deliver to the external audit firm that audits the SEC Financial Statements (the “Audit Firm”) such representation letters, in form and substance customary for representation letters provided to external audit firms by management of the company whose financial statements are the subject of an audit or are the subject of a review pursuant to Statement of Accounting Standards 100 (Interim Financial Information), as may be reasonably requested by the Audit Firm, with respect to the SEC Financial Statements, provided, that, Buyer shall provide customary indemnity for any officer of Seller executing and delivering such representation letters to the Audit Firm.
     Buyer shall reimburse Sellers for all reasonable out-of-pocket expenses incurred in complying with the provisions of this Article 4.12 up to $150,000 upon Seller furnishing to Buyer appropriate documents evidencing Seller’s out-of-pocket expenses.
     4.13 Certain Actions After Closing.
     (a) Subject to the terms of the Transition Services Agreement, after the Closing, Buyer shall immediately upon its receipt remit or cause to be remitted to Seller all amounts received by Buyer as proceeds from the ownership of, the production of hydrocarbons from or the conduct of operations on the Properties prior to the Effective Time other than amounts that were credited to Seller in calculating any adjustment amount under Article 3.4(a)(i). After the Closing, Seller shall immediately upon its receipt remit or cause to be remitted to Buyer all amounts received by Seller as proceeds from the ownership of, the production of hydrocarbons from or the conduct of operations on the Properties after the Effective Time other than amounts that were credited to Buyer in calculating any adjustment amount under
Article 3.4(b)(i).

     (b) Subject to the terms of the Transition Services Agreement, after the Closing, Seller shall promptly pay or cause to be paid all invoices received by Seller or by Buyer and remitted to Seller for costs or expenses incurred with respect to the Properties prior to the Effective Time. After the Closing, Seller shall immediately upon its receipt remit or cause to be remitted to Buyer all amounts received by any of it as reimbursements from third parties for costs or expenses incurred under Article 3.4(a)(iii) to the extent such amounts have been credited to Seller pursuant to Article 3.4(a)(iii).
     4.14 Non-Competition. As part of the consideration for the Properties, Seller agrees to the provisions of this Article 4.14.
     (a) Seller agrees that for a period of one (1) year following the Closing Date, Seller shall not, and shall cause its Affiliate Companies to not, directly or indirectly, engage in or aid or assist other persons or entities in the conduct of, any oil and gas exploration or production activities in the Restricted Area; provided, however, that this Article 4.14 shall not apply to the provision of contract drilling or other services by Cactus Drilling Company or any other Affiliated Company of Seller’s to persons or entities engaged in the exploration or production of oil and gas in the Restricted Area if and to the extent that such persons or entities are not Affiliated Companies of Seller’s.
     (b) Notwithstanding the above, for a period of one (1) year following Closing, if Seller acquires lands, leases or wells outside of the Restricted Area but within one (1) mile of the existing wellbores of the Properties, then Seller shall offer to Buyer, and Buyer may at its option acquire from Seller, up to 50% of such acquired interest by paying to Seller an amount of money equal to the product of the percentage interest to be acquired by Buyer multiplied by the purchase price paid by Seller for such acquired interest.
     (c) Seller and Buyer agree that the covenants in this Article 4.14 impose a reasonable restraint on Seller. Such covenants are severable and separate, and the unenforceability of any specific covenant shall not affect the provisions of any other covenant. If any court of competent jurisdiction shall determine that the scope, time or territorial restrictions set forth herein are unreasonable, then it is the intention of Seller and Buyer that such restrictions be enforced to the fullest extent that the court deems reasonable, and this Agreement shall thereby be reformed.
     (d) Seller and Buyer agree that if Seller or any of its Affiliate Companies violates or threatens to violate any of the provisions of this Article 4.14, it would be difficult to determine the entire cost, damage or injury in which Buyer would sustain. Accordingly, Seller acknowledges that if Seller or any of its Affiliate Companies violates or threatens to violate any of the such provisions, then Buyer may have no adequate remedy at law and Buyer shall have the right, in addition to any other rights that may be available to Buyer, to obtain without the posting of bond in any court of competent jurisdiction injunctive relief to restrain any violation or threatened violation of any provision of this Article 4.14 or to compel specific performance of one or more obligations under this Article.
     (e) Seller acknowledges and agrees that Seller shall be liable for any violation or threatened violation of any of the provisions of this Article 4.14 by any Affiliate Companies of Seller.

ARTICLE 5. SELLER’S REPRESENTATIONS AND WARRANTIES
     Seller represents and warrants to Buyer as of the date hereof and by the terms hereof will so represent and warrant to Buyer on the Closing Date that, except as set forth in the disclosure schedules delivered by Seller to Buyer simultaneously with the execution of this Agreement (the “Disclosure Schedules;” the Disclosure Schedules shall be organized by section number in this Article 5, and references in this Article 5 to Schedules refer to one or more Schedules that form a part of the Disclosure Schedules):
     5.1 Existence. Seller is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware, has all requisite power and authority to own the Properties, and is duly qualified to do business in the states in which the Properties are located.
     5.2 Authorization. Seller has all requisite corporate power and authority to execute and deliver this Agreement and the Closing Documents, to consummate the transaction contemplated hereby and thereby and to perform all obligations placed on Seller in this Agreement and the Closing Documents. The execution and delivery by Seller of this Agreement and each of the Closing Documents and the consummation by Seller of the transactions and performance of the terms and conditions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of Seller and no other corporate proceedings on the part of Seller are necessary to authorize this Agreement or the Closing Documents or to consummate the transactions so contemplated. This Agreement and the Closing Documents, when executed and delivered by Seller, constitute valid and binding obligations of Seller, each enforceable against Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or other laws relating to or affecting the enforcement of creditors’ rights and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).
     5.3 No Conflicts. Seller’s execution, delivery, and performance of this Agreement, the Closing Documents and the transactions contemplated hereby and thereby will not: (i) violate or conflict with any provision of its certificate of incorporation, by–laws, or other governing documents; (ii) result in the breach or violation of any term or condition of, or constitute a default or cause the acceleration of any obligation under any agreement or instrument to which it is a party or by which it is bound; (iii) violate or conflict with any applicable judgment, decree, order, permit, law, rule, or regulation; or (iv) except as set forth in Schedule 5.3, require the consent, notice to or filing with, any third-party or governmental agency, in the cases (ii), (iii) and (iv), except as would not have a Material Adverse Effect.
     5.4 Default. Neither the execution and delivery of this Agreement or the Closing Documents nor the consummation of the transactions contemplated hereby or thereby does or will constitute a breach of, or an event of default under, any contract or agreement to which Seller is a party or by which Seller or Seller’s assets are bound, or constitute the happening of an event or condition upon which any other party to such a contract or agreement may exercise any right or option which will materially adversely affect any of the Properties or the transfer of the same to Buyer; nor will the execution and delivery of this Agreement or the Closing Documents or the consummation of the transactions contemplated hereby or thereby result in any liability to Buyer under the terms of any contracts or agreements, including any Basic Documents, contracts of employment, consultancy or for services of any kind, except insofar as Buyer may fail to comply with the terms and conditions of any such contracts or agreements.
     5.5 Bankruptcy. There are no bankruptcy, reorganization, or arrangement proceedings pending, being contemplated by, or threatened against Seller.

     5.6 Regulatory Violation. Seller is not aware of any violations, whether alleged or acknowledged, of any applicable regulations, rules or orders promulgated by the Federal Energy Regulatory Commission, the Department of Energy, or any other federal or state regulatory agency, or any of their predecessor agencies, which affect in any respect the value of the Properties or the production therefrom.
     5.7 Litigation. Except as set forth on Schedule 5.7, there is neither any claim, dispute, suit, action, investigation or other proceeding pending before any court or governmental agency, nor, to Seller’s Knowledge, threatened, against Seller or any affiliate of Seller or any of the Properties which has or might result in the impairment or loss of Seller’s title to any of the Properties or the value therefore or impede the operation of the Properties. Seller shall defend, indemnify and hold Buyer and the Buyer’s Affiliates harmless from any and all liabilities, penalties, fines, obligations, judgments, claims, governmental actions, causes of action, demands, administrative proceedings, suits and other legal proceedings, together with any costs of court, fees and expenses associated therewith (including, without limitation, costs of investigation, attorneys’ fees, expert’s fees, and expenses associated with investigation of claims, testing, assessment and remedial actions) relating to the litigation and claim matters set forth on Schedule 5.7, which indemnity shall not be subject to any limitation on indemnities in this Agreement.
     5.8 Unrecorded Documents. To the best of Seller’s knowledge, there exists no unrecorded document or agreement which would result in the impairment or loss of Seller’s title to the Properties or the value therefore or impede the operations thereof by Buyer.
     5.9 Taxes. To the extent that Seller is charged with remitting same; all ad valorem, property, production, excise, severance, and similar taxes and assessments based on or measured by the ownership of property or the production or removal of hydrocarbons or the receipt of proceeds therefrom on the Properties since the derivation of each interest in the Properties by Seller until the Closing Date (the “Ownership Period”) have been paid timely.
     5.10 Leases. Seller is not in breach or default under the terms and provisions of the Leases and, to Seller’s Knowledge, no other party to any such Lease is in breach or default under the terms and provisions of any Lease.
     5.11 Suspense. Proceeds from the sale of oil, condensate and gas from the Properties attributable to Seller’s interest are being received in all respects by Seller in a timely manner and are not being held in suspense for any reason, except that held by operators or purchasers in the Ordinary Course of Business, pending the finalization of title and the execution of division orders on newly drilled wells.
     5.12 Imbalances. Except as disclosed on Schedule 5.12 to this Agreement, there exists no imbalance regarding production taken or marketed from any Lease which could result in (i) a portion of Seller’s interest in production therefrom to be taken or delivered after the Closing Date without Buyer receiving payment therefore and at the price it would have received absent such imbalance; (ii) Buyer being obligated to make payment to any person or entity as a result of such imbalance; or (iii) production being shut–in or curtailed after the Closing Date due to non–compliance with allowables, production quotas, proration rules, or similar orders or regulations of governmental authorities; and Buyer will not be obligated, by virtue of any prepayment arrangement, take–or–pay agreement, or similar arrangement, to deliver hydrocarbons produced from the Properties at some future time without then receiving full payment therefore.

     5.13 Tax Partnerships. Except as disclosed in Schedule 5.13 to this Agreement, the Properties are not subject to any tax partnerships, and as to any such tax partnership set forth in Schedule 5.13, the election provided under Article 754 of the Internal Revenue Code of 1954, as amended, has been made.
     5.14 Preferential Rights. Except as disclosed in Schedule 5.14 to this Agreement, there are no preferential rights of purchase or consents to assign in favor of third parties with respect to any of the Properties and no consents to transfers thereof are required.
     5.15 Tax Returns. Seller has filed or will file all federal, state and other reports or returns, if any, required to be filed by Seller in connection with its ownership or operation of the Properties, and further, Seller has either discharged, caused to be discharged, or will discharge, all costs, expenses, charges, debts, and taxes of every kind and character, including, without limitation, severance taxes attributable or relating to Seller’s ownership or operation of the Properties or revenues or income therefrom, to the extent that Seller as non–operator is responsible for paying or remitting same.
     5.16 Expenses Paid. All material expenses and liabilities relating to the ownership or operation of the Properties by Seller have been and are being timely paid by Seller, and as to the Properties operated by third parties, to the best of Seller’s knowledge, all material expenses and liabilities have been and are being timely paid.
     5.17 AFEs. Except as disclosed in Schedule 5.17 to this Agreement, there are no currently outstanding AFEs as of the Closing Date that are in excess of $25,000.
     5.18 Equipment Compliance. To the best of Seller’s knowledge, all of the personal property, fixtures, equipment, and improvements on the Leases are in compliance with all applicable laws and regulations.
     5.19 Environmental Consents. With respect to the Properties, Seller has not entered into, and, to the best of Seller’s knowledge, no predecessor to Seller or operator of any Property has entered into, or is subject to, any agreements, consents, orders, decrees, judgments, license or permit conditions, or other directives of governmental authorities in existence at the date of this Agreement based on any Environmental Laws that relate to the future use of any of the Property or that require any change in the present conditions of any of the Property. Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will violate any agreements, consents, orders, decrees, judgments, license or permit conditions, or, to the best of Seller’s knowledge, require the consent or approval of any agency charged with enforcing any Environmental Law.
     5.20 Licenses. Except in instances where Buyer is operator of a Property, Seller, or to the best of Seller’s knowledge, the operator of the Properties, has obtained and holds, or has caused to be obtained and to be held, in good standing, all licenses, permits, or other authorizations necessary to carry on business connected with the Properties as currently conducted where failure to obtain such licenses, permits, or other authorizations would have an adverse effect on the Properties or operations thereof by Buyer.
     5.21 Special Warranty of Title. Seller shall warrant title to the real Properties, subject to the Permitted Encumbrances, against adverse claims of title by, through or under Seller, but not otherwise. However, Seller shall subrogate to Buyer all warranties and indemnities in favor of Seller and its Affiliate Companies from third parties relating to the Properties, except to the extent such warranties and indemnities are not transferable or are subject to a transfer fee or similar payment (unless Buyer assumed responsibility for such transfer fee or similar payment).

     5.22 Payments for Production. Seller is not obligated by virtue of any take or pay payment, advance payment or other similar payment (except royalties, overriding royalties and other burdens on production reflected in the Net Revenue Interests) to deliver hydrocarbons from the real Properties at a future time without receiving payment at or after the time of delivery.
     5.23 Marketing Contracts. Except as disclosed on Schedule 5.23, (i) Seller is not a party to any contract for the sale and marketing of hydrocarbons produced from or attributable to the Properties which has a term in excess of sixty (60) days.
     5.24 5.24 Contracts. Except where it would not result in a Material Adverse Effect, each contract that relate to any of the Properties, other than a Lease (a “Contract”) is a legal, valid and binding obligation of the parties to such Contract, enforceable against each of them in accordance with its terms; the Seller is not in breach or default under the terms or provisions of any Contract; and Seller is not aware of any breach or default under the terms or provisions of a Contract by any other party thereto.
     5.25 Plugging and Abandonment. All existing wells on the Properties that Seller has plugged and abandoned have been properly plugged and abandoned in accordance with applicable laws.
     5.26 Brokers’ Fees. Seller has incurred no liability, contingent or otherwise, for brokers’ or finders’ fees in respect of this transaction for which Buyer shall have any liability or responsibility whatsoever.
     5.27 Cash on Hand. Seller shall have on the Closing Date and thereafter, sufficient cash to enable it to make payment in immediately available funds when due of any amounts to be paid by it to Buyer hereunder.
ARTICLE 6. BUYER’S REPRESENTATIONS AND WARRANTIES
     Buyer represents and warrants to Seller as follows:
     6.1 Existence. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware, and, as of the Closing Date, will be duly qualified to do business in the states in which the Properties are located, except as would not have a Material Adverse Effect.
     6.2 Authorization. Buyer has all requisite limited liability company power and authority to execute and deliver this Agreement, to consummate the transaction contemplated by this Agreement and to perform all obligations placed on Buyer in this Agreement. This Agreement, when executed and delivered by Buyer, constitutes the valid and binding obligation of Buyer, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or other laws relating to or affecting the enforcement of creditors’ rights and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).
     6.3 No Conflicts. Buyer’s execution, delivery, and performance of this Agreement and the transactions contemplated hereby will not: (i) violate or conflict with any provision of its certificate of formation, limited liability company agreement, or other governing documents; (ii) result in the breach of any term or condition of, or constitute a default or cause the acceleration of any obligation under any agreement or instrument to which it is a party or by which it is bound; (iii) violate or conflict with any applicable judgment, decree, order, permit, law, rule, or regulation to which Buyer or its assets or properties are subject or bound; or (iv) require the consent, notice to or filing with, any third-party or governmental agency, in the cases (ii), (iii) and (iv), except as would not have a Material Adverse Effect.

     6.4 Default. Neither the execution and delivery of this Agreement by Buyer nor the consummation of the transactions contemplated hereby will constitute a material breach of, or an event of default under, any material contract or agreement to which Buyer is bound, or by which Buyer may be bound or affected, except as would not have a Material Adverse Effect; nor will the execution of this Agreement or the consummation of the transactions contemplated hereby by Buyer result in any liability to Seller under the terms of any contracts or agreements to which Buyer is a party (other than this Agreement), including contracts of employment, consultancy, or for services of any kind except as otherwise provided herein.
     6.5 Brokers’ Fees. Buyer has incurred no liability, contingent or otherwise, for brokers’ or finders’ fees in respect of this transaction for which Seller shall have any liability or responsibility whatsoever.
     6.6 Licenses. Buyer possesses all required governmental licenses, permits, bonds, certificates, orders and authorizations necessary to own or operate the Properties, except as would not have a Material Adverse Effect.
     6.7 SEC Disclosure. Buyer is acquiring the Properties for its own account for use in its trade or business, and not with a view toward or for sale associated with any distribution thereof, nor with any present intention of making a distribution thereof within the meaning of the Securities Act of 1933, as amended.
     6.8 Cash on Hand. Buyer shall have on the Closing Date and thereafter, sufficient cash to enable it to make payment in immediately available funds of the Purchase Price when due and any other amounts to be paid by it hereunder.
ARTICLE 7. BUYER’S CONDITIONS PRECEDENT
     7.1 Conditions Precedent to Obligations of Buyer. Unless otherwise specifically provided herein, Buyer may, at its option and in its sole but reasonable discretion, terminate its obligations hereunder if the following conditions have not been fulfilled at the Closing: (i) the condition that Buyer have an opportunity to conduct a complete due diligence review of Seller’s Records and files relative to the Properties and Leases and Pre–Acquisition Review; (ii) the condition that Seller shall have performed all of its material obligations hereunder to be performed at or prior to the Closing; (iii) the condition that Casualty Losses and Condemnation not exceed Thirty Million Dollars ($30,000,000) as set forth in Article 4.5; (iv) the condition that adjustments to the Purchase Price resulting from Title Defects and Environmental Defects not exceed the allocated value set forth in Exhibit “C” to this Agreement by amounts that, in the aggregate , do not exceed Thirty Million Dollars ($30,000,000) (after giving effect to any positive, offsetting changes that may have been found by Buyer and Seller and not reflected in Purchase Price); (v) the condition that Seller is not in material breach of any representation or warranty made by Seller in Article 5 of this Agreement; (vi) the condition that there must not have been a Material Adverse Change after the date of this Agreement; (vii) the condition that no suit, action or other proceeding shall be pending or threatened by any governmental agency challenging or seeking to restrain or prohibit the Closing or seeking material damages against Buyer as a result of the consummation of the transactions contemplated by this Agreement; (viii) the condition that no suit, action or other proceeding shall be pending which make the consummation of the transactions contemplated by this Agreement illegal; (ix) Buyer and Seller shall have executed and delivered the Transition Services Agreement; and (x) Buyer shall be reasonably satisfied that it has or will obtain from Seller the financial records and other information necessary to prepare the SEC Financial Statements.

     7.2 Third Party Consents. Prior to the Closing, Seller shall have received all material consents, permissions, and approvals by third parties in connection with the sale and transfer of the Properties including consents and approvals of lessors, lending institutions, creditors, and appropriate regulatory agencies, and all necessary waivers of any preferential and similar rights of third parties to purchase any part of the Properties (“Third Party Consents”). If Seller has not received all of the Third Party Consents by the Closing Date, then, at Buyer’s option, Buyer may either (i) proceed to close on such Property or Properties that are still subject to Third Party Consents, in which event Buyer shall be responsible for compliance with such rights, (ii) delete such Property or Properties that are still subject to Third Party Consents from the Closing and reduce the Purchase Price based on the Purchase Price allocation set forth on Exhibit “C,” and upon Seller either obtaining the necessary Third Party Consents or failing to have obtained them within six (6) months following the Closing Date, Seller and Buyer shall either close on such Property or Properties or Buyer shall release any and all rights that it owns to acquire such Property or Properties, or (iii) terminate this Agreement if failure to obtain such Third Party Consents would reasonably be likely to reduce the value of the Properties or result in damages to Buyer that in the aggregate exceed Six Million Two Hundred and Fifty Thousand Dollars ($6,250,000) based on the Purchase Price Allocation set forth on Exhibit “C” to this Agreement.
ARTICLE 8. SELLER’S CONDITIONS PRECEDENT
     8.1 Conditions Precedent to Obligations of Seller. Unless otherwise specifically provided herein, Seller may, at its option and in its sole but reasonable discretion, terminate its obligations hereunder if the following conditions have not been fulfilled at the Closing: (i) the condition that Buyer performs all of its material obligations hereunder to be performed at or prior to the Closing; and (ii) the condition that no suit, action or other proceeding shall be pending or threatened by any governmental agency challenging or seeking to restrain or prohibit the Closing or seeking material damages against Seller as a result of the consummation of the transactions contemplated by this Agreement; (iii) the condition that Buyer is not in material breach of any representation or warranty made by Buyer in Article 6 of this Agreement; and (iv) the condition that no suit, action or other proceeding shall be pending which makes the consummation of the transactions contemplated by this Agreement illegal.
ARTICLE 9. RIGHT OF TERMINATION
     9.1 Termination. This Agreement and the transactions contemplated hereby may be terminated in the following instances: (i) by Seller, if the conditions set forth in Article 8 are not satisfied or waived as of the Closing; (ii) by Buyer, if the conditions set forth in Article 7 are not satisfied or waived as of the Closing; (iii) by Buyer or Seller, if Buyer’s due diligence review should uncover any matter which reasonably can be expected to impair the value of the Properties by Thirty Million Dollars ($30,000,000) (including, but not limited to, a Title Defect or Environmental Defect); (iv) by Buyer in accordance with Articles 4.3(b), 4.5 or 7.2 of this Agreement; (v) by either Buyer or Seller, if the Closing does not occur on or before November 1, 2006 provided the terminating party is not then in material breach of its representations, warranties, covenants or other obligations under this Agreement; (vi) by Buyer if there has been a material breach of the representations and warranties made by Seller in Article 5; (vii) by Seller if there has been a material breach of the representations and warranties made by Buyer in Article 6; and (viii) at any time by the mutual written agreement of Buyer and Seller.
     9.2 Rights Upon Termination. If Buyer terminates this Agreement in accordance with Article 4.3(b), Article 4.5, Article 7.2, Article 9.1 (ii), (iii), (iv), (v) or (vi) above, if the parties terminate this Agreement in accordance with Article 9.1 (viii), or if Seller terminates this Agreement due to failure of the condition in Articles 8.1(ii) and (iv), then the Buyer shall have no liability hereunder of any nature whatsoever to Seller including any liability for damages, and Buyer shall be entitled to an immediate return of the Deposit. If Buyer terminates this Agreement other than in accordance with Article 9.1 above, or if Seller terminates this Agreement in accordance with Article 8.1(i), then Seller shall retain the Deposit as liquidated damages and Buyer shall have no further liability or obligation hereunder of any nature whatsoever to Seller including liability or obligation for damages.
     9.3 Liabilities Upon Termination. Except as provided in Article 9.2 above, if this Agreement is terminated for any reason or is breached, nothing contained in this Agreement shall be construed to limit Buyer’s or Seller’s legal or equitable remedies including, without limitation, damages for the breach or failure of any representation, warranty, covenant, or agreement contained herein and the right to enforce specific performance of this Agreement.
ARTICLE 10. TRANSACTIONS AT AND AFTER CLOSING
     10.1 Closing Documents. On or before the Closing, each of the parties shall deliver to the other such instruments and documents as are reasonably necessary or desirable in order to carry out the purposes of this Agreement, such instruments and documents to be in form and substance reasonably satisfactory to counsel to the other.
     10.2 Time and Place of Closing. The Closing shall be held on the earliest of (a) August 15, 2006, at 9:00 a.m., Central Standard Time, in Seller’s offices in Tulsa, Oklahoma, (b) the first date after August 15, 2006, that all conditions set forth in Article 7 and Article 8 have been satisfied or waived or (c) at such other time and place as Buyer and Seller may agree upon in writing;
     10.3 Closing Obligations. At the Closing, the following events shall occur, each being a condition precedent to the others and each being deemed to have occurred simultaneously with the others (“Closing Obligations”):
     (a) Seller shall execute, acknowledge and deliver to Buyer assignments, bills of sale and conveyances in the form attached as Exhibit “B” (the “Assignment”) conveying the Properties effective as of the Effective Time to Buyer.
     (b) Seller and Buyer shall execute and deliver a settlement statement that shall set forth the Purchase Price, each adjustment pursuant to Article 3.4, as applied at the Closing Date, each of which shall be calculated using the best information available as of a date or dates immediately preceding the Closing, and the resulting adjusted Purchase Price (the “Closing Amount”);
     (c) Seller shall deliver to Buyer possession of the Properties;
     (d) Seller shall execute and deliver to Buyer a non–foreign affidavit in the form of Exhibit “D” attached hereto;
     (e) Seller and Buyer shall executed and delivered the Transition Services Agreement;
     (f) Seller and Buyer shall execute, acknowledge, and deliver to all purchasers of production notices of the change in ownership as is deemed appropriate by the parties;
     (g) The Records shall be retained by the Seller in safekeeping on behalf of Buyer during the period the Transition Services Agreement is in effect;

     (h) Seller shall deliver to Buyer an Officers Certificate confirming (i) the accuracy of the representations and warranties of Seller contained in Article 5 of this Agreement as of the date hereof and as of the Closing Date: and (ii) that Seller has complied in all material respects with the covenants and agreement required to be complied with pursuant to the terms of this Agreement;
     (i) Buyer shall deliver to Seller an Officers Certificate confirming (i) the accuracy of the representations and warranties of Buyer contained in Article 6 of this Agreement as of the date hereof and as of the Closing Date: and (ii) that Buyer has complied in all material respects with the covenants and agreement required to be complied with pursuant to the terms of this Agreement;
     (j) Seller and Buyer shall each execute such other documents as may be reasonably required by each other, consistent with the provisions of this Agreement; and
     (k) Buyer shall deliver to Seller, by wire transfer, the Closing Amount.
     10.4 Further Assurances.
     (a) From time to time after Closing, Seller and Buyer shall execute, acknowledge, and deliver to the other such further instruments, and take such other action as may be reasonably requested to more effectively assure to said party all of the respective properties, rights, titles, interests, and estates intended to be assigned and delivered in consummation of the transactions contemplated by this Agreement.
     (b) From and after Closing, promptly after their receipt thereof, but only to the extent that such proceeds shall not have been the subject of an adjustment to the Purchase Price pursuant to Article 3.4, (i) Seller agrees to pay promptly to Buyer any and all proceeds received by Seller that are attributable to the production of hydrocarbons from the Properties on or after the Effective Time, and (ii) Buyer agrees to pay to Seller any and all proceeds received by Buyer that are attributable to the production of hydrocarbons from the Properties prior to the Effective Time. Both Seller and Buyer may deduct from the proceeds applicable expenses paid that have not been previously accounted for as an adjustment to the Purchase Price pursuant to Article 3.4.
     10.5 Post–Closing Adjustments. If necessary and within 120 days after the Closing, Seller will prepare and deliver to Buyer, in accordance with this Agreement and generally accepted accounting principles consistent with past practice, a proposed statement (the “Final Settlement Statement”) setting forth each adjustment or payment that was not finally determined as of the Closing Date (including the payments and deductions made under Article 10.4 (b) above) and showing the calculation of such adjustments and the resulting final Purchase Price (as set forth in the Final Settlement Statement, the “Final Purchase Price”). As soon as practicable after receipt of the preliminary Final Settlement Statement, Buyer shall return a written report containing any proposed changes to the preliminary Final Settlement Statement. The parties undertake to agree with respect to the amounts due pursuant to such post–Closing adjustments no later than 150 days after the Closing. If (a) the Purchase Price is more than the Final Purchase Price, then Seller shall pay to Buyer the amount of such difference, or (b) the Purchase Price is less than the Final Purchase Price, then Buyer shall pay to Seller the amount of such difference, in either event by wire transfer or other immediately available funds.
     10.6 .Files and Records. Seller shall have reasonable access to, and right to copy any of, the Records delivered to Buyer after the Closing, to the extent Buyer has retained the Records. Seller shall reimburse Buyer for Buyer’s out–of–pocket costs incurred in providing Seller such access or copies.

     10.7 Confidentiality. Each of Seller and Buyer will and will cause its respective Affiliate Companies, directors, officers, employees, agents, representatives and similarly situated persons to treat and hold as confidential, and not use or disclose, any of the information possessed by such person concerning the negotiation or existence and terms of this Agreement or the Properties except as required by law (“Confidential Information”). If either Seller or Buyer, or the Affiliate Companies, directors, officers, employees, agents, representatives and similarly situated persons of either is ever requested or required (by oral or written question or request for information or documents in any action, suit, arbitration, mediation, investigation or similar proceeding) to disclose any Confidential Information, the party which receives (or whose Affiliated Company, officer, employee, agent, representative or similar situated person receives) such request shall notify the other party promptly of the request or requirement so that such party may seek an appropriate protective order or waive compliance with this Article 10.8.
ARTICLE 11. MISCELLANEOUS
     11.1 Notices. All communications required or permitted under this Agreement shall be in writing and any communication or delivery hereunder shall be deemed to have been duly made if actually delivered or if mailed by registered or certified mail, postage prepaid, addressed to the party being notified as set forth below. Any party may, by written notice so delivered to the other, change the address to which delivery shall thereafter be made. Notices to Seller and Buyer shall be made at the addresses set forth below:

Seller:	KAISER–FRANCIS OIL COMPANY
6733 South Yale Ave.
Tulsa, Oklahoma 74121
Attn: Jim Sullivan
Fax: (918) 491–4694

Buyer:	LINN ENERGY MID-CONTINENT HOLDINGS, LLC
650 Washington Road, 8th Floor
Pittsburg, Pennsylvania 15228
Attn: Roland P. Keddie
Fax: (412) 440-1499
     11.2 Counterparts. This Agreement may be executed in any number of counterparts, which taken together shall constitute one and the same instrument and each of which shall be considered an original for all purposes.
     11.3 Expenses. Each party hereto will bear and pay its own expenses of negotiating and consummating the transactions contemplated hereby. Buyer shall pay to Seller and Seller shall remit, upon concurrence of Buyer, all sales and other transfer taxes, if any, incurred in connection with the transactions contemplated by this Agreement. Buyer shall pay all documentary, filing, and recording fees.
     11.4 Article Headings. The Article headings contained in this Agreement are for convenient reference only and shall not in any way affect the meaning or interpretation of this Agreement.
     11.5 Amendment. This Agreement may not be amended nor any rights hereunder waived except by an instrument in writing signed by the party to be charged with such amendment or waiver and delivered by such party to the party claiming the benefit of such amendment or waiver.

     11.6 Gender. References made in this Agreement, including use of a pronoun, shall be deemed to include where applicable, masculine, feminine, singular or plural, individuals, partnerships, or corporations. As used in this Agreement, “person” shall mean any natural person, corporation, partnership, trust, estate, or other entity.
     11.7 Entire Agreement. This Agreement constitutes the entire understanding among the parties with respect to the subject matter hereof, superseding all negotiations, prior discussions, and prior agreements and understandings relating to such subject matter; provided, however, that (a) that certain Capital Costs Agreement by and between Buyer and Seller dated as of June 23, 2006, relating to the incurrence and payment for capital expenditures associated with the Properties shall not be affected by, and shall remain in full force and effect following, the execution of this Agreement and the Closing and (b) that certain Confidentiality Agreement by and between the Buyer and Seller dated May 27, 2006 shall remain in full force and effect following the execution of this Agreement, but shall terminate upon the Closing.
     11.8 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of, the parties hereto and, except as otherwise prohibited, their respective successors and assigns; and except as otherwise stated herein, nothing contained in this Agreement, or implied herefrom, is intended to confer upon any other person or entity any benefits, rights, or remedies.
     11.9 Limitations; Survivability.
     (a) Seller shall have no liability to Buyer with respect to any breach by it of any representation or warranty made in Article 5 of this Agreement or the breach or non-performance by it of the covenant contained in Article 4.10 of this Agreement, unless and until the aggregate amount recoverable by Buyer as a result of such breaches or non-performance exceeds Five Million Dollars ($5,000,000); provided however, that once the total amount recoverable from Seller as a result of such breaches or non-performance exceeds Five Million Dollars ($5,000,000) in the aggregate, Seller shall be responsible for the full amount of Buyer’s losses, damages, costs and expenses (including without limitation reasonable attorneys’ fees) caused thereby back to the first dollar of such losses, damages, costs or expenses; and provided, further that, to the extent any such breach or non-performance provides a basis for Buyer to seek either a purchase price adjustment or damages pursuant to Article 4.6, (a) Buyer’s rights under such Article 4.6 shall not be limited by the provisions of this Section 11.9(a) and (b) Buyer’s rights (and the limitations on such rights) shall be exclusively as set forth in such Article 4.6.
     (b) Except as otherwise specifically provided in this Agreement and except to the extent fully performed or waived in writing prior to Closing, all indemnifications, covenants, agreements, representations, guaranties, and warranties shall survive the execution of the Agreement, the Closing, and the delivery and recordation of any deeds, assignments, or bills of sale which convey the Properties from Seller to Buyer; however, the representations and warranties of Seller contained in Article 5 hereof shall expire twelve months after the Closing Date, and no claim or action may be brought against Seller with respect to a breach thereof unless written notice is given to Seller on or before twelve months after of the Closing Date. In the event of an inconsistency between the terms of any document delivered at Closing and this Agreement, the terms of this Agreement shall govern.
     11.10 Severability. If a court of competent jurisdiction determines that any clause or provision of this Agreement is void, illegal, or unenforceable, the other clauses and provisions of the Agreement shall remain in full force and effect and the clauses and provisions which are determined to be void, illegal, or unenforceable shall be limited so that they shall remain in effect to the extent permissible by law.
     11.11 Governing Law. This Agreement and the legal relations between the Parties shall be governed by and construed under the laws of the State of Oklahoma (excluding any conflict of laws provision that would require the application of the law of any other jurisdiction). Any claims, disputes or causes of action resulting from or arising out of this Agreement shall be brought, heard and resolved exclusively in a Federal or state court having jurisdiction located in Tulsa County, Oklahoma.
     11.12 Deceptive Trade Practices Waiver. To the extent applicable, Buyer waives Buyer’s rights under the provisions of the Texas Deceptive Trade Practices – Consumer Protection Act, Sections 17.41 et seq. of the Texas Business and Commerce Code.
     11.13 Press Releases. Seller and Buyer shall consult with each other prior to the issuance of any press releases or other public announcements concerning this transaction.
     11.14 Occasional and Bulk Sales Law. Buyer and Seller agree to waive compliance by the other with the provisions of the bulk sales law of any jurisdiction.

     IN WITNESS WHEREOF, the parties have executed or caused this Agreement to be executed as of the day and year first above written.

SELLER:

KAISER–FRANCIS OIL COMPANY

By:	/s/ H. G. Kleemeier

H. G. Kleemeier
Executive Vice President
and Chief Executive Officer

BUYER:

LINN ENERGYMID-CONTINENT HOLDINGS, LLC

By:	/s/ Michael C. Linn

Michael C. Linn
Chief Executive Officer
Linn Energy, LLC, a Delaware limited liability company (“Parent”), is joining this agreement for the limited purposes of (1) confirming each representation and warranty made by Buyer in this Agreement, as if representation and warranty had been made by Parent, and (2) guarantying the due and punctual performance by Buyer of each agreement, covenant and commitment made by Buyer in this Agreement.

PARENT:

LINN ENERGY, LLC

By:	/s/ Michael C. Linn

Michael C. Linn
Chief Executive Officer